SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citicorp Mortgage Securities, Inc.
(Exact Name of Registrant as Specified in Charter)

0000811785
(Registrant CIK Number)

For Form 8-K dated January 28, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part)
(Give Period of Report)

0-16107
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 28, 2003.

Citicorp Mortgage Securities, Inc.
(Registrant)

By: [signature]
Name: Howard Darmstadter
Title: Assistant Secretary

EXHIBIT INDEX

Pmt Rule
----

1 Pay B1, B2, B3, B4, B5, B6 pro-rata until balances are reduced to zero with junior principal defined below

2 Pay A4, a percentage, defined here, of the remaining principal

The percentage is the product of 1) the fraction, the numerator of which is the A4 balance and the denominator is the total senior balance, prior to payment on that payment date, and 2) the percentage defined below.

Period	Percentage
61 - 72	30%
73 - 84	40%
85 - 96	60%
97 - 108	80%
109 and after	100%

3 Pay A3, $16,200 with the remaining principal after the 36th distribution date

4 Pay A1, A1A, A1B pro-rata with the remaining principal

5 Pay A2, A5, A3, A4 sequentially with the remaining principal

6 Pay B1, B2, B3, B4, B5, B6 pro-rata until balances are reduced to zero with junior principal defined below

PO Principal
The amount of principal received from the PO Strip is the difference between the last period PO Bal and the end of period PO Balance. The end of period PO balance is the product of 1) the collateral balance after payment of this payment date, 2) PO Ratio.

PO Ratio
The fraction, the numerator of which is the positive difference between the Pass Thru Rate and the Net WAC of the Discount Collateral Group and the denominator is the Pass Thru rate.

Senior Principal
The sum of 1) a fraction, the numerator of which is the total senior balance and the denominator is the total bond balance, prior to payment on that payment date, of schedule principal, 2) a percentage, defined below, of prepayment

The percentage is the sum of 1) the fraction, the numerator of which is the total senior balance and the denominator is the total bond balance, prior to payment on that payment date, 2) the product of i) the fraction, the numerator of which is the total junior balance and the denominator is the total bond balance, prior to payment on that payment date, and ii) the percentage defined below

Period	Percentage
61 - 72	70%
73 - 84	60%
85 - 96	40%
97 - 108	20%
109 and after	0%

Junior Principal
Total principal received minus senior principal

Pass Thru Rate
5.50%

XS Interest
XS receives the excess of i) Net Interest received over ii) Mortgage Balance * Pass Thru Rate / 12

A3A Notional Bal
= A3 Bal

Summary

COLLATERAL :	Coupon	Amount	WAC	WAM	Age
30YR WL	6.100%	400,000,000	6.350%	29-10	0- 2

SETTLEMENT : JAN 30, 2003
FIRST PAY : FEB 25, 2003

PREPAY : 300% PSA

LIB1 : 1.38000% LIB1 INDEX

PRICING : 300 PSA

U.S. Treasury Yield Curve :

Year :	0.238	0.488	1.967	4.838	9.841	28.090
Yield :	1.200	1.255	1.782	3.106	4.128	5.027

		Par Amount	Eff. Coupon	Days To 1st Pmt	Days To Sett	Yrs Of Principal Paydown: From To	Avg Life	Mod. Dur-ation	$/.01	Price	Cash Flow Yield	Spreads Off Tsys: Year	Spreads Off Tsys: Sprd	Price Sensitivity B.P.	Price Sensitivity $ Change
ASSET		400,000,000	6.1000			2/03-11/32	5.60								
CMOs		400,000,000	6.1000			2/03-11/32	5.60								
A-1-SEQ		30,000,000	5.5000	54	29	2/03- 8/10	3.41								
A1A		86,166,667	5.0000	54	29	2/03- 8/10	3.41								
A1B		172,333,333	5.7500	54	29	2/03- 8/10	3.41								
A-2-SEQ		20,000,000	5.5000	54	29	8/10- 3/12	8.27								
A-3-SEQ		18,200,000	5.4000	54	29	2/06-11/32	16.06								
A3A	- I	18,200,000NP	0.1000	54	29	2/06-11/32	16.06								
A-4-NAS		40,000,000	5.5000	54	29	2/08-11/32	11.01								
A-5-SEQ		22,700,000	5.5000	54	29	3/12- 2/16	10.84								
B-1-PPLO		5,400,000	5.5000	54	29	2/03-11/32	10.36								
B-2-PPLO		1,800,000	5.5000	54	29	2/03-11/32	10.36								
B-3-PPLO		1,400,000	5.5000	54	29	2/03-11/32	10.36								
B-4-PPLO		800,000	5.5000	54	29	2/03-11/32	10.36								
B-5-PPLO		600,000	5.5000	54	29	2/03-11/32	10.36								
B-6-PPLO		600,000	5.5000	54	29	2/03-11/32	10.36								
XS	- I	400,000,000NP	0.6000	54	29	2/03-11/32	5.60								

Salomon Smith Barney

Thu Jan 23, 2003 18:36:26

TRANCHE : A-1-SEQ
AMOUNT : 30,000,000
COUPON : 5.50000

YIELD TABLE

SETTLE DATE : 01/30/2003
FIRST PAYMENT DATE : 02/25/2003

PSA	0	100	300	400	500
100.00000	5.528	5.501	5.440	5.414	5.392
100.06250	5.522	5.490	5.419	5.389	5.363
100.12500	5.516	5.480	5.398	5.364	5.334
100.18750	5.510	5.469	5.377	5.339	5.305
100.25000	5.504	5.459	5.356	5.313	5.276
100.31250	5.498	5.448	5.335	5.288	5.247
100.37500	5.492	5.438	5.314	5.263	5.218
100.43750	5.486	5.427	5.294	5.238	5.189
100.50000	5.480	5.417	5.273	5.213	5.160
100.56250	5.474	5.406	5.252	5.187	5.131
100.62500	5.468	5.395	5.231	5.162	5.102
100.68750	5.462	5.385	5.210	5.137	5.073
100.75000	5.456	5.375	5.190	5.112	5.045
100.81250	5.450	5.364	5.169	5.087	5.016
100.87500	5.444	5.354	5.148	5.062	4.987
100.93750	5.438	5.343	5.127	5.037	4.958
101.00000	5.432	5.333	5.107	5.012	4.930
101.06250	5.426	5.322	5.086	4.987	4.901
101.12500	5.420	5.312	5.065	4.962	4.872
101.18750	5.414	5.301	5.045	4.938	4.844
101.25000	5.408	5.291	5.024	4.913	4.815
101.31250	5.402	5.281	5.004	4.888	4.786
101.37500	5.396	5.270	4.983	4.863	4.758
101.43750	5.390	5.260	4.963	4.838	4.729
101.50000	5.384	5.250	4.942	4.813	4.701

101.56250	5.379	5.239	4.922	4.789	4.672
101.62500	5.373	5.229	4.901	4.764	4.644
101.68750	5.367	5.219	4.881	4.739	4.616
101.75000	5.361	5.208	4.860	4.715	4.587
101.81250	5.355	5.198	4.840	4.690	4.559
101.87500	5.349	5.188	4.819	4.665	4.530
101.93750	5.343	5.177	4.799	4.641	4.502
102.00000	5.337	5.167	4.779	4.616	4.474
WAL	17.40	7.99	3.41	2.76	2.37
DUR @ 101.00000	10.35	5.91	2.98	2.47	2.15
START	2/03	2/03	2/03	2/03	2/03
END	7/30	8/22	8/10	9/08	8/07

TRANCHE : A1A
AMOUNT : 86,166,667
COUPON : 5.00000

YIELD TABLE

SETTLE DATE : 01/30/2003
FIRST PAYMENT DATE : 02/25/2003

PSA	0	100	300	400	500
99.50000	5.068	5.080	5.108	5.120	5.130
99.53125	5.065	5.075	5.098	5.107	5.115
99.56250	5.062	5.070	5.087	5.094	5.101
99.59375	5.059	5.064	5.077	5.082	5.086
99.62500	5.056	5.059	5.066	5.069	5.072
99.65625	5.053	5.054	5.056	5.057	5.057
99.68750	5.050	5.049	5.045	5.044	5.043
99.71875	5.048	5.044	5.035	5.031	5.028
99.75000	5.045	5.039	5.025	5.019	5.014
99.78125	5.042	5.033	5.014	5.006	4.999
99.81250	5.039	5.028	5.004	4.994	4.985
99.84375	5.036	5.023	4.993	4.981	4.970
99.87500	5.033	5.018	4.983	4.968	4.956
99.90625	5.030	5.013	4.973	4.956	4.941
99.93750	5.027	5.007	4.962	4.943	4.927
99.96875	5.024	5.002	4.952	4.931	4.912
100.00000	5.021	4.997	4.942	4.918	4.898
100.03125	5.018	4.992	4.931	4.906	4.884
100.06250	5.016	4.987	4.921	4.893	4.869
100.09375	5.013	4.982	4.910	4.881	4.855
100.12500	5.010	4.976	4.900	4.868	4.840
100.15625	5.007	4.971	4.890	4.856	4.826
100.18750	5.004	4.966	4.879	4.843	4.812
100.21875	5.001	4.961	4.869	4.831	4.797
100.25000	4.998	4.956	4.859	4.818	4.783

100.28125	4.995	4.951	4.848	4.806	4.768
100.31250	4.992	4.946	4.838	4.793	4.754
100.34375	4.990	4.940	4.828	4.781	4.740
100.37500	4.987	4.935	4.817	4.768	4.725
100.40625	4.984	4.930	4.807	4.756	4.711
100.43750	4.981	4.925	4.797	4.743	4.697
100.46875	4.978	4.920	4.787	4.731	4.682
100.50000	4.975	4.915	4.776	4.718	4.668
WAL	17.40	7.99	3.41	2.76	2.37
DUR @ 100.00000	10.74	6.02	3.00	2.48	2.16
START	2/03	2/03	2/03	2/03	2/03
END	7/30	8/22	8/10	9/08	8/07

TRANCHE : A1B
AMOUNT : 172,333,333
COUPON : 5.75000

YIELD TABLE

SETTLE DATE : 01/30/2003
FIRST PAYMENT DATE : 02/25/2003

PSA	0	100	300	400	500
99.50000	5.831	5.839	5.859	5.867	5.874
99.53125	5.828	5.834	5.848	5.854	5.859
99.56250	5.825	5.829	5.838	5.841	5.845
99.59375	5.822	5.823	5.827	5.829	5.830
99.62500	5.818	5.818	5.816	5.816	5.815
99.65625	5.815	5.812	5.806	5.803	5.801
99.68750	5.812	5.807	5.795	5.790	5.786
99.71875	5.809	5.802	5.785	5.777	5.771
99.75000	5.806	5.796	5.774	5.765	5.757
99.78125	5.803	5.791	5.763	5.752	5.742
99.81250	5.800	5.785	5.753	5.739	5.727
99.84375	5.797	5.780	5.742	5.726	5.713
99.87500	5.794	5.775	5.732	5.714	5.698
99.90625	5.791	5.769	5.721	5.701	5.683
99.93750	5.788	5.764	5.711	5.688	5.669
99.96875	5.784	5.759	5.700	5.675	5.654
100.00000	5.781	5.753	5.689	5.663	5.639
100.03125	5.778	5.748	5.679	5.650	5.625
100.06250	5.775	5.742	5.668	5.637	5.610
100.09375	5.772	5.737	5.658	5.625	5.596
100.12500	5.769	5.732	5.647	5.612	5.581
100.15625	5.766	5.726	5.637	5.599	5.566
100.18750	5.763	5.721	5.626	5.587	5.552
100.21875	5.760	5.716	5.616	5.574	5.537
100.25000	5.757	5.710	5.605	5.561	5.523

100.28125	5.754	5.705	5.595	5.548	5.508
100.31250	5.751	5.700	5.584	5.536	5.493
100.34375	5.748	5.694	5.574	5.523	5.479
100.37500	5.744	5.689	5.563	5.510	5.464
100.40625	5.741	5.684	5.553	5.498	5.450
100.43750	5.738	5.678	5.542	5.485	5.435
100.46875	5.735	5.673	5.532	5.473	5.421
100.50000	5.732	5.668	5.521	5.460	5.406
WAL	17.40	7.99	3.41	2.76	2.37
DUR @					
100.00000	10.08	5.79	2.95	2.44	2.13
START	2/03	2/03	2/03	2/03	2/03
END	7/30	8/22	8/10	9/08	8/07

TRANCHE : A-4-NAS
AMOUNT : 40,000,000
COUPON : 5.50000

YIELD TABLE

SETTLE DATE : 01/30/2003
FIRST PAYMENT DATE : 02/25/2003

PSA	0	100	300	400	500
100.00000	5.532	5.526	5.517	5.513	5.510
100.06250	5.527	5.520	5.509	5.504	5.501
100.12500	5.522	5.513	5.501	5.496	5.491
100.18750	5.517	5.507	5.493	5.487	5.482
100.25000	5.511	5.501	5.485	5.479	5.473
100.31250	5.506	5.495	5.477	5.470	5.464
100.37500	5.501	5.488	5.469	5.462	5.455
100.43750	5.496	5.482	5.461	5.453	5.446
100.50000	5.491	5.476	5.453	5.445	5.437
100.56250	5.485	5.469	5.445	5.436	5.428
100.62500	5.480	5.463	5.437	5.428	5.419
100.68750	5.475	5.457	5.429	5.419	5.410
100.75000	5.470	5.451	5.422	5.411	5.401
100.81250	5.464	5.444	5.414	5.402	5.392
100.87500	5.459	5.438	5.406	5.394	5.383
100.93750	5.454	5.432	5.398	5.385	5.374
101.00000	5.449	5.425	5.390	5.377	5.365
101.06250	5.444	5.419	5.382	5.368	5.356
101.12500	5.439	5.413	5.374	5.360	5.347
101.18750	5.433	5.407	5.367	5.352	5.338
101.25000	5.428	5.401	5.359	5.343	5.329
101.31250	5.423	5.394	5.351	5.335	5.320
101.37500	5.418	5.388	5.343	5.326	5.311
101.43750	5.413	5.382	5.335	5.318	5.302
101.50000	5.408	5.376	5.328	5.310	5.293

101.56250	5.402	5.370	5.320	5.301	5.284
101.62500	5.397	5.363	5.312	5.293	5.275
101.68750	5.392	5.357	5.304	5.284	5.266
101.75000	5.387	5.351	5.296	5.276	5.257
101.81250	5.382	5.345	5.289	5.268	5.248
101.87500	5.377	5.339	5.281	5.259	5.239
101.93750	5.372	5.332	5.273	5.251	5.230
102.00000	5.367	5.326	5.265	5.243	5.221
WAL	21.08	15.71	11.01	9.88	9.02
DUR @					
101.00000	11.89	9.87	7.85	7.29	6.84
START	2/08	2/08	2/08	2/08	2/08
END	11/32	11/32	11/32	11/32	11/32